LEASE ADDENDUM

THE ORIGINAL LEASE

This document, known as the "lease addendum", created this January 1, 2021, shall be added to the contract dated on February 1, 2020 and ending February 30, 2030 by and between the Landlord know as Green Wagon Reno LLC and the Tenant know as Picksy Reno LLC for the leased property located at 1085 S Virginia St A Reno NV 89052, known as the "lease agreement".

AMENDMENTS

(a) Provided that Tenant is not in default hereunder or that this Lease has not been terminated, and Tenant has delivered prior to the termination of this Lease a payment or payments to the Landlord totaling SIX HUNDRED AND ELEVEN THOUSAND SEVEN HUNDRED NINETY FOUR DOLLARS AND 15 CENTS ($611,794.15) (the "**Option Price**"), Tenant shall have the option (the "**Purchase Option**"), exercisable in Tenant's sole discretion by written notice to Landlord ("**Notice of Exercise**") that is received by Landlord at least thirty (30) days before the expiration of the Term, to purchase the Building in which the Premises are located for the total price as determined pursuant to subsection (e) below (the "**Option Purchase Price**"). The Option Purchase Price shall be paid in cash at the closing of such purchase and sale (the "**Closing**"), which Closing shall occur no later than ninety (90) days after Landlord's receipt of the Notice of Exercise. Until the Closing, Tenant shall continue to be bound by the terms and conditions of this Lease, including the obligation to pay the Rent. The Closing shall be through an escrow (the "**Escrow**") to be opened with an escrow agent/title insurer selected by Landlord (the "**Escrow Agent**"). If the Tenant is evicted from the Demised Premises for the non-payment of Rent, then this Purchase Option shall terminate in full and any deposits related to said Option shall be forfeited in full and retained by the Landlord.

(b) Within two (2) business days after Landlord's receipt of the Notice of Exercise, Escrow shall be opened, and Tenant and Landlord shall deliver one (1) fully executed copy of this Lease to the Escrow Agent. This Lease, together with any supplemental instructions jointly executed or executed in counterparts by Tenant and Landlord and delivered to Escrow Agent, shall constitute the escrow instructions by which the purchase and sale of the Demised Premises shall be consummated. In the event of any inconsistency between any such supplemental instructions and the terms of this Lease, the terms of this Lease shall prevail.

(c) At the Closing, Landlord shall deliver or cause to be delivered to Tenant (i) a Grant, Bargain, Sale Deed conveying the Premises to Tenant, (ii) a bill of sale conveying all of the personal property in the Premises to Tenant (e.g. appliances, window coverings, ceiling fans, etc.), and (iii) a standard ALTA policy of title insurance on the Building with liability in the amount of the Purchase Price, insuring Tenant as owner of fee title to the Premises subject only to those exceptions listed therein, taxes and assessments with respect to the Premises that are not delinquent, title exceptions approved by Tenant in writing, and title exceptions caused or created by Tenant (e.g. mechanics liens).

(d) At the Closing, all costs, fees and expenses in connection with transfer taxes, escrow fees and recordation of any conveyances shall be paid one-half (1/2) by Landlord and one-half (1/2) by

Tenant. Tenant's obligation to pay rent or other charges hereunder shall cease as of the date of the Closing.

(e) The purchase price for the building shall be equal to the lessor of: (i) the fair market value of the Premises based on receipt of an appraisal acceptable to both Landlord and Tenant; or (ii) TWO MILLION FIVE HUNDRED THOUSAND AND NO/100 DOLLARS ($2,500,000.00) (the **"Purchase Price"**). The selection of the appraiser shall occur no later than five (5) business days after the Notice of Exercise. The Option Price shall be applied to the Purchase Price upon Tenant's exercise of the Purchase Option and the remaining balance shall be paid in full at the Closing.

(f) The rights contained in this addendum are personal to the Tenant and shall not be assigned, assumed, or transferred unless expressly approved in advance by Landlord. Landlord also consents that Tenant shall have the right to record a Memorandum of Option with the Office of Washoe County, Nevada. All other terms and conditions of the Lease Agreement shall remain in effect in respect for the obligation of both parties.

(g) Tenant may elect not to exercise the purchase option by giving written notice to the Landlord. In this event any payments made by tenant to landlord shall convert into a 24-month loan @ 6% interest per annum. Landlord upon receipt of said notice within 5 business days shall deliver a promissory note reflecting the terms above.

EXECUTION

We, Landlord and Tenant, agree to aforementioned amendments to the lease agreement. Any changes made are legally binding upon signature of both parties.

Landlord's Signature: [signature] Date: 1-1-2021

Green Wagon Reno LLC

Tenant's Signature: [signature] Date: 1/1/2021

Picksy Reno LLC